June 21, 2022

VIA EDGAR
==========
Elisabeth Bentzinger
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Starboard Investment Trust; File Nos. 333-258233 and 811-22298

Dear Ms. Bentzinger,
On March 16, 2022, Starboard Investment Trust (the “Trust” or the “Registrant”) filed a registration statement on Form N-1A (the “Registration Statement”) with respect to the Arin Large Cap Theta Fund, a series of the Trust (the “Fund”). On May 4, 2022, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Prospectus:
Summary
Comment 1. Please revise the investment objective to not reference the S&P 500 as it suggests the Fund tracks the index.
Response. The Registrant has revised the investment objective to not reference the S&P 500.
Comment 2. In the introduction to the fee table, please revise the disclosure to be consistent with Form N-1A.
Response. The Registrant believes the disclosure is consistent with Form N-1A, but it has bolded the second sentence as shown in N-1A.
Comment 3. In the first paragraph of the strategy, please remove the first sentence and move the remainder of the paragraph to the end of the current second paragraph.
Response. The Registrant has revised the disclosure as follows.
~~The Fund’s investment advisor, Arin Risk Advisors, LLC (the “Advisor”), seeks to achieve the Fund’s investment objective by investing in a portfolio of option contracts. The Fund utilizes one or more combinations of long and short put and call options on securities that are linked to the performance of broad-based market indexes, such as the S&P 500 Index, that represent the U.S. large-cap equity market (an “Index”) in an effort to gain market exposure as well as to hedge the Fund’s market exposure and generate income.~~
GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
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As a matter of investment policy, the Fund will invest, under normal circumstances, at least 80% of net assets, plus borrowings for investment purposes, in a portfolio of options contracts on securities whose value is based on companies with market capitalizations that qualify them as “large-cap” companies. Arin Risk Advisors, LLC (the “Advisor”) ~~The Advisor~~ considers a company to be a “large cap” company if its market capitalization is at least $10 billion.  The Fund utilizes one or more combinations of long and short put and call options (SPX options) on securities that are linked to the performance of the S&P 500 Index (the “Index”) in an effort to gain market exposure as well as to hedge the Fund’s market exposure and generate income. The Fund may, from time to time, also invest in options on other broad-based market indexes that represent the U.S. large-cap equity market. While the Fund invests in securities whose prices are affected by changes in the value of the Index, the Fund does not typically maintain full long investment exposure to the Index, does not track the Index, and its performance may differ significantly from that of the Index.
~~The Fund will be primarily invested in securities that are linked to the performance of an Index. A primary means of gaining exposure to an Index is through the purchase and sale of options. The Fund’s assets may serve as collateral for options that are bought and sold in an attempt to track the return of an Index, limit risk relative to an Index, and generate a series of cash flows.  These are the Fund’s three primary objectives.~~ The Fund’s three primary objectives are: gain a varying amount of market exposure to the Index; limit risk relative to the Index, and generate a series of cash flows.
In order to gain Index exposure, the Fund will sell SPX options or a combination of SPX options that are expected to allow the Fund to realize gains if the Index remains above certain price levels expressed by the strike prices of the Fund’s SPX options contracts. Even if the Index price fails to appreciate in value, the Fund may realize gains. These gains are attributable to the decrease in value of the SPX options sold over time and is typically referred to as “theta”.  In cases where the Index falls below certain price levels, the Fund will experience gains and losses that are in line with the movement of the Index. The difference between the Index price the strike prices of the Fund’s SPX options determines the extent of the Fund’s market exposure to the Index.  If the Index price remains above the strike price, the Fund will have modest exposure.  If the Index price trades below the strike price, the Fund will have greater market exposure.  In cases where the Index price rise above certain levels, then the Fund will experience gains only up to the amount of premium initially received. The Fund’s assets serve as collateral for options that are bought and sold in an attempt to gain market exposure to the Index. The ~~exchange-traded~~ SPX options in the Fund’s portfolio each have a trading volume sufficient to preclude the Fund’s trades from influencing prices. The Fund may also use short SPX options (short SPX options generate immediate cash inflows in exchange for taking on the obligation of delivering cash ~~or an asset~~ at a future date) or long SPX options (long SPX options require an initial cash payment in exchange for the right to receive a future cash payment ~~or the ability to sell an asset~~ at a future date). The Fund may also utilize ~~and/or~~ call or put spreads to limit the downside risk of the Fund. The Fund will purchase SPX call options or sell SPX put options (including spreads) when the Advisor believes the value of the Index will increase and will purchase SPX put options or sell SPX Call options (including spreads) when the Advisor believes the value of the Index will decrease. An option spread combines two or more option contracts as a single trade.  The Fund ~~A spread is when a fund~~ sells one SPX option and simultaneously buys an offsetting position in another SPX option. When selling a spread, the ~~The~~ maximum ~~upside~~ gain is the net premium collected and the maximum loss ~~downside~~ is equal to the difference in the respective strike prices, less the premium collected ~~or plus the premium paid as applicable~~. The use of spreads may limit the Fund’s exposure to the Index depending upon the rate of change in the Index, the Advisor’s ability to adjust the position, and the pricing of the SPX options used to create the spread. There may be instances where the Fund has no long market exposure and may temporarily have short market exposure.  Such an instance may arise when the market either rises or falls at a rate in excess of the levels provided by the SPX ~~Index~~ option contracts held by the Fund for long market exposure.

The Fund will purchase other SPX options that should appreciate if the Index significantly, declines and, thus, attempt to limit the Fund’s risk and volatility exposure. When the value of the Index decreases below the strike prices of these SPX options, the value of the Fund will be negatively correlated to the value of the Index. ~~The Fund may hold long volatility exposure through the purchase of additional long SPX Index put options that the Advisor deems appropriate.~~  This long SPX option ~~volatility~~ exposure is referred to as the Fund’s “Protection Ratio”.  This Protection Ratio represents the number of long SPX ~~Index~~ put options expiring in greater than 40 days with strike prices that are at least five percent (5%) below the current Index value as compared to the number of SPX options representing the investment of all the Fund’s assets (Fund’s total net assets divided by the Index value divided by 100 units per contract). The Advisor seeks to keep the Protection Ratio above 10 and as high as possible while attempting to minimize carrying costs.  There may be periods where the high carrying cost of these SPX options may result in Fund’s Protection Ratio remaining below 10 ~~also keeping carrying costs as low as possible~~.
Comment 4. In the second paragraph in “Principal Investment Strategies”, please revise the 80% test to reference a “portfolio of options contracts on securities” rather than just “securities”. In addition, if the Fund includes derivatives in the 80% test, please confirm supplementally that the derivatives will be marked to market, and, if so, include such a statement in the disclosure.
Response. The Registrant has revised the disclosure as requested as shown in the response to Comment 3 above. The Advisor has confirmed to the Registrant that the derivatives will be marked to market, and the Registrant has added the disclosure requested in item 9.
Comment 5. In the current second sentence of the first paragraph of “Principal Investment Strategies,” please add a parenthetical after long and short put and call options specifying SPX options. Please also just state that the index is the S&P 500 rather than it just being an example as all the Fund’s options holdings appear to be SPX and revise the disclosure accordingly to reference “the Index” rather than “an Index”
Response. The Registrant has revised the disclosure as requested as shown in the response to Comment 3 above.

Comment 6. In “Principal Investment Strategies,” add disclosure that “while the Fund invests in securities whose prices are affected by changes in the value of the Index, the Fund does not typically maintain full long investment exposure to the Index, does not track the Index, and its performance may differ significantly from that of the Index.”
Response. The Registrant has revised the disclosure as requested as shown in the response to Comment 3 above.
Comment 7. In the current third paragraph of “Principal Investment Strategies,” please remove the first two sentences and replace “track the return of” the Index with “gain market exposure to” the Index.
Response. The Registrant has revised the disclosure as requested as shown in the response to Comment 3 above.
Comment 8. In the current fourth paragraph of “Principal Investment Strategies,” please more clearly label the techniques described to line up with the three objectives from the third paragraph. Please also explain how “theta” is used (such as, is it negative correlation). We note that the disclosure within the annual report states that “Theta tries to be negatively correlated…” If this is a principal strategy of the Fund, then please describe this strategy of being negatively correlated with the market, including the conditions under which this may occur. In addition, anywhere where options are mentioned, please revise the disclosure to say SPX options.
Response. We note that the reference to Theta being negatively correlated with the market in the annual report was to the Fund being negatively correlated. The Registrant has revised the disclosure as requested as shown in the response to Comment 3 above.
Comment 9. In “Principal Investment Strategies,” please clarify that the purpose of utilizing S&P options is to gain market exposure to the Index and that the Fund purchases SPX call options when the Advisor believes the Index value will increase and purchases SPX put options when the Advisor believes the Index value will decrease.
Response. The Registrant has revised the disclosure as requested as shown in the response to Comment 3 above.
Comment 10. In the fourth paragraph in “Principal Investment Strategies,” please disclose when the Fund may use the long volatility exposure strategy such as whether it is in reaction to having no long market exposure or having short market exposure. Also, if this is a managed volatility strategy, make that clear and add an associated risk.
Response. The Registrant has revised the disclosure as requested as shown in the response to Comment 3 above. The Adviser has confirmed to the Registrant that this is not intended to be a managed volatility strategy.
Comment 11. In the fourth paragraph in “Principal Investment Strategies,” please include, if true, the statement from the shareholder letter in the annual report that the Advisor tries to keep the protection ratio above 10 and keep it as high as possible while keeping carrying costs as low as possible.
Response. The Registrant has revised the disclosure as requested as shown in the response to Comment 3 above.

Comment 12. In the fourth paragraph in “Principal Investment Strategies,” the parenthetical in the last sentence references the Fund’s total net assets divided by the Index value, but the Fund’s website says just the Fund’s total net assets. Please reconcile the disclosure.
Response. The Registrant has corrected the disclosure on the Fund’s website.
Comment 13. In the fifth paragraph in “Principal Investment Strategies,” it describes the Fund’s cash allocation. Please add risk disclosure regarding cash and cash equivalents.
Response. The Registrant has added the risk disclosure requested.
Comment 14. In “Principal Risks of Investing in the Fund,” please add a risk related to the Adviser effectively implementing the strategies.
Response. The Registrant has revised the “Investment Advisor Risk” to include implementation of the strategy.
Comment 15. In “Principal Risks of Investing in the Fund,” please add a risk specific to SPX options if different from options generally.
Response. The Registrant believes the existing options risk disclosure adequately covers SPX options.
Comment 16. In “Principal Risks of Investing in the Fund – Leverage Risk,” please describe in the strategy how the Fund uses leverage or remove the risk.
Response. The Registrant has removed the leverage risk disclosure.
Comment 17. In “Principal Risks of Investing in the Fund – Equity Securities Risk,” please revise the risk disclosure to clarify that the Fund invests in options on equities, not directly in equities.
Response. The Registrant has revised the disclosure as requested.
Additional Information About the Fund’s Investment Objective, Principal Investment Strategies, and Risks
Comment 18. In “Principal Investment Strategies”, please add more fulsome disclosure regarding the strategy including how the Advisor determines when to sell a security.
Response. The Registrant has added the disclosure requested.

SAI:
Comment 19. Please consider updating the disclosure regarding derivatives to describe the requirements of the new rule 18f-4 on those investments.
Response. The Registrant has updated the disclosure as requested.

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If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle